                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. _____)*


                              Quicksilver Resources Inc.
--------------------------------------------------------------------------------
                                   (NAME OF ISSUER)

                             Common Stock $.01 par value
--------------------------------------------------------------------------------
                            (TITLE OF CLASS OF SECURITIES)

                                      74837R104
--------------------------------------------------------------------------------
                                    (CUSIP NUMBER)

          Glenn M. Darden, 1619 Pennsylvania Avenue, Fort Worth, Texas 76104
--------------------------------------------------------------------------------
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                   TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    March 4, 1999
--------------------------------------------------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   / /.

Check the following box if a fee is being paid with the statement  / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D
 CUSIP No. 74837R104                                       Page 1 of 8 Pages
           ---------                                           --   --

-------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Mercury Exploration Company
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                       (b) / /

-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
     00
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or (E)                                                    / /
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
-------------------------------------------------------------------------------
                             (7)  SOLE VOTING POWER
    NUMBER OF                     3,899,821
     SHARES                  --------------------------------------------------
  BENEFICIALLY               (8)  SHARED VOTING POWER
    OWNED BY                      0
      EACH                   --------------------------------------------------
   REPORTING                 (9)  SOLE DISPOSITIVE POWER
     PERSON                       3,899,821
      WITH                   --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,899,821
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     33%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

SCHEDULE 13D

     This Schedule 13D is filed in connection with the closing of the transactions under that certain Agreement and Plan of Merger and Reorganization (the "Agreement") between Quicksilver Resources Inc. ("QRI") and MSR Exploration Ltd. ("MSR") dated September 1, 1998 pursuant to which MSR merged into QRI (the "Merger"). In connection with the Merger, QRI issued approximately one tenth (.10) of one share of its Common Stock, par value $.01 per share to the former shareholders of MSR in exchange for each of the issued and outstanding shares of the capital stock of MSR. Also, as a result of the Merger, QRI registered its shares of Common Stock issued in the Merger under the Securities Act of 1933, as amended.

ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the Common Stock of QRI. QRI is a Delaware corporation and its principal executive offices are located at 1619 Pennsylvania Avenue, Fort Worth, Texas 76104.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  NAME:

               Mercury Exploration Company

          (b)  BUSINESS ADDRESS:

               1619 Pennsylvania Avenue, Fort Worth, Texas 76104

          (c)  BUSINESS PURPOSE:

               Mercury Exploration Company is an oil and gas exploration company.

          (d)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS:

               Mercury Exploration Company has not been convicted in a criminal proceeding during the previous five years. Mercury Exploration Company has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.

          (e)  STATE OF INCORPORATION:

               Mercury Exploration Company is a Texas corporation.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          QRI was organized on December 18, 1997 under the laws of the State of Delaware for the purpose of combining certain oil and natural gas properties (the "QRI Properties") located in Michigan, Wyoming and Montana and owned by Michigan Gas Partners, Limited Partnership, a Texas limited partnership ("MGP"), Mercury Exploration Company ("Mercury") and Quicksilver Energy, L.C., a Michigan limited liability company ("QELC"), and thereafter exploring, developing, and operating the QRI Properties. At the time of formation of QRI, Mercury was the sole general partner of MGP and Joint Energy Development Investments Limited Partnership, a Delaware limited partnership ("JEDI"), was the sole limited partner. The membership interests in QELC are owned by Mercury, Frank Darden, Thomas F. Darden, Glenn Darden, and Anne Darden Self (the "Darden Family"). The Darden Family also owns, directly or indirectly, substantially all of the stock of Mercury.

          On April 9, 1998, the combination of oil and natural gas properties for which QRI was formed (the "Combination Transaction") was completed. Pursuant to an Agreement and Plan of Reorganization and Merger by and among QRI, QELC, MGP, Mercury, Trust Company of the West, a California trust company ("TCW"), in its capacity as Sub-Custodian for Mellon Bank for the benefit of a specified account, and JEDI, dated March 31, 1998, MGP was merged with and into QRI and certain assets and liabilities of Mercury and QELC were transferred to and assumed by QRI. Indebtedness owed by QELC to TCW and by Mercury and QELC to NationsBank of Texas, N.A. ("NationsBank") was also restructured as part of the Combination Transaction.

          In the Combination Transaction, Mercury transferred to QRI, effective as of January 1, 1998, all of its oil and gas properties in the states of Michigan and Wyoming, except for certain excluded Michigan properties. As consideration for such transfer, QRI assumed certain liabilities of Mercury relating to the transferred properties, including indebtedness owed by Mercury to NationsBank under a Credit Agreement dated January 31, 1997. QRI also issued to Mercury 31,538 shares of QRI common Stock.

          On March 4, 1999, MSR and QRI completed the Merger whereby MSR shareholders, received one tenth (.10) of one fully paid nonassessable share of QRI Common Stock for each share of MSR common stock that they owned. Mercury received 647,999 shares of QRI Common Stock. In order to meet the requirements of the Merger and give effect to the relative percentage of the surviving corporation to be owned by MSR shareholders after the Merger, QRI issued to Mercury 3,220,284 additional shares of its Common Stock, as a result of a stock dividend approved by QRI's Board of Directors on February 12, 1999.

ITEM 4.   PURPOSE OF TRANSACTION.

          Mercury acquired the Common Stock as described above and holds the Common Stock as an investment. Mercury Exploration Company intends for QRI to continue its business of oil and as exploration and production and for the Common Stock of QRI to continue to be eligible for trading on the American Stock Exchange. Mercury may make purchases of Common Stock from time to time and may dispose of any or all of such shares held by it at any time. Mercury does not have present plans or contemplates any present proposals that would result in any of the transactions described in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Mercury is the beneficial owner of 3,899,821 (or approximately 30.3%) of QRI's outstanding shares, including the warrants mentioned below. Mercury holds the sole power to vote and dispose of all these shares.

          As a result of the Merger, Mercury also holds warrants to purchase 550,000 shares of QRI's Common Stock, which can be exercised prior to March 31, 2002 subject to the agreement relating to warrants described below.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          PUT-CALL AGREEMENT.

          Mercury and TCW are parties to a Put-Call Agreement, dated April 9, 1998, as amended as of September 4, 1998 and January 8, 1999, that applies to the 13,000 shares of QRI Common Stock acquired by TCW in the formation and the additional shares to be acquired by TCW through the stock dividend. The put/call agreement gives TCW the put right to require Mercury to purchase all of the shares, except shares that TCW may have sold to Mercury or to others with Mercury's consent. It also gives Mercury the call right to purchase all or any portion of the shares. TCW's put right can be exercised for and after July 15, 1999 through August 15, 1999. Mercury's call right can be exercised at any time or from time to time as to any number of shares through August 15, 1999 unless TCW has exercised its put right or a material breach exists under other agreements.

          The price per share, under both the put right and the call right, is $838.16 with respect to the original 13,000 shares and will be adjusted to reflect the stock dividend. Mercury must also pay all attorneys' fees and out-of-pocket expenses incurred by TCW after December 1, 1998 in connection with the merger, the put/call agreement or any amendments to the put/call agreement, or the sale of shares to Mercury. If the put right or the call right is exercised and Mercury does not pay TCW by the fifth day after notice that the put or call right has been exercised, Mercury must pay interest until payment is made.

          TCW may not dispose of any of the shares before August 15, 1999 without Mercury's consent, except for sale to Mercury and transfers to the beneficial owner of the shares for which TCW acts as representative or to a successor representative. If TCW sells shares to any other party with Mercury's consent for a net price per share in excess of $838.16 (as adjusted to reflect the stock dividend), Mercury is entitled to a credit against future purchases of shares from TCW in an amount equal to the excess time the number of shares sold by TCW at the excess price.

          STOCKHOLDERS AGREEMENT.

          QRI, Mercury, QELC, the Darden Family, Jeff Cook, Jack Thurber, TCW, JEDI and Mercury Production Company, a Texas corporation and the owner of substantially all of the outstanding shares of common stock of Mercury ("Mercury Production"), are parties to a Stockholders Agreement, dated April 9, 1998, as amended on September 1, 1998 (the "Stockholders Agreement").

          Mercury, QELC and the Darden Family (collectively, the "Darden Stockholders") have an obligation continuing past the time when QRI Common Stock becomes publicly traded to provide to JEDI and TCW a right of first refusal on any transfers of the QRI Common Stock. The Darden Stockholders are further required to provide JEDI and TCW with a proportionate right to join in any transfers of shares of QRI Common Stock by Mercury, QELC or a member of the Darden Family.

          In addition, each of JEDI and TCW, so long as it is a holder of QRI Common Stock, has the right to elect a number of members of the Board of Directors of QRI representing a percentage of the entire Board of Directors as close as possible to the percentage of outstanding shares of QRI Common Stock held by JEDI or TCW, as applicable, but in no case less than one.

          QRI and QRI's stockholders, other than JEDI and TCW, are bound by certain covenants contained in the Stockholders Agreement, including a requirement to deliver specified information concerning QRI to JEDI and TCW so long as they are the owners of QRI Common Stock and not to take major corporate actions without the prior written consent of JEDI and TCW, such as amendment of QRI's Certificate of Incorporation, issuance of capital stock, merger of QRI into any other corporation or a sale of all or substantially all of QRI's assets.

          STOCK TRANSFER AGREEMENT.

          Mercury and JEDI are parties to a Stock Transfer Agreement, dated April 9, 1998 (the "Stock Transfer Agreement"), which, subject to certain conditions, provides Mercury with the right to require JEDI to transfer a portion of the 13,000 shares of QRI Common Stock received by JEDI in the Combination Transaction to Mercury. Such portion is a percentage of the excess of the market value of JEDI's shares of QRI Common Stock over an earn-out amount. Mercury may request the transfer (the "Transfer Election") on only one occasion prior to the first anniversary of the date on which the QRI Common Stock becomes publicly traded.

          AGREEMENT REGARDING WARRANTS

          Mercury and the Darden family also entered into an agreement regarding warrants with JEDI and TCW. Mercury and the Darden family have agreed that they will not exercise their warrants to purchase QRI Common Stock at $12.50 until (a) either (1) the market value of JEDI's QRI Common Stock exceeds $20,995,200; (2) JEDI no longer owns any QRI Common Stock; or (3) JEDI consents to the exercise in writing; and (b) either (1) TCW no longer owns its QRI Common Stock; or (2) TCW consents to the exercise in writing. If any holder of the warrants exercises any of those warrants while TCW holds any QRI Common Stock, it gives TCW the put right to require Mercury to purchase all of QRI Common Stock owned by TCW, opt the Common Stock that TCW may have sold to Mercury or to others with Mercury's consent.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     - Agreement and Plan of Merger and Reorganization by and among Quicksilver Resources Inc. and MSR Exploration, Ltd. dated as of September 1, 1998 (as filed as Exhibit 2.1 to QRI's Registration Statement on Form S-4 (SEC File No. 333-66709) and incorporated hereby by reference).

     - Put-Call Agreement between Mercury and TCW, dated April 9, 1998 (as filed as Exhibit 10.10 to QRI's Registration Statement on Form S-4 (SEC File No. 333-66709) and incorporated hereby by reference).

     - Stockholders Agreement, dated April 9, 1998 and amended September 1, 1998, by and among Quicksilver Resources, Inc., Mercury Exploration Company, Quicksilver Energy, L.C., Frank Darden, Thomas F. Darden, Glenn M. Darden, Anne Darden Self, Jeff Cook, Jack L. Thurber, Trust Company of the West, Joint Energy Development Investments Limited Partnership and Mercury Production Company (as filed as Exhibits 10.5 and 10.6 to QRI's Registration Statement on Form S-4 (SEC File No. 333-66709) and incorporated hereby by reference).

     - Stock Transfer Agreement between Mercury and Joint Energy Development Investments Limited Partnership, dated April 9, 1998 (as filed as
          Exhibit 10.8 to QRI's Registration Statement on Form S-4 (SEC File No. 333-66709) and incorporated hereby by reference).

     - Agreement Regarding Warrants, dated September 1, 1998, by and among Quicksilver Resources Inc., Mercury Exploration Company, Frank Darden, Thomas F. Darden, Glenn M. Darden, Anne Darden Self, Joint Energy Development Investments Limited Partnership and Trust Company of the West (as filed as Exhibit 10.13 to QRI's Registration Statement on Form S-4 (SEC File No. 333-66709) and incorporated hereby by reference).

                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       MERCURY EXPLORATION COMPANY


                                       By: /s/ Frank Darden
                                          ---------------------------------

                                       Title: Chairman
                                             ------------------------------

                                       Date: March 11, 1999
                                            -------------------------------